UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 30, 2020

Commission File Number:  000-55992

Red White & Bloom Brands Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

810-789 West Pender Street

Vancouver, British Columbia, Canada, V6C 1H2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes ☐ No ☒

Explanatory Note

Safe Harbor Statement

This Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 about the registrant and its business.  Forward-looking statements are statements that are not historical facts and may be identified by the use of forward-looking terminology, including the words “believes,” “expects,” “intends,” “may,” “will,” “should” or comparable terminology. Such forward-looking statements are based upon the current beliefs and expectations of the registrant’s management and are subject to risks and uncertainties which could cause actual results to differ materially from the forward-looking statements.

Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained in this Form 6-K. These forward-looking statements are subject to numerous risks, uncertainties and assumptions.  The forward-looking statements in this Form 6-K speak only as of the date of this report and might not occur in light of these risks, uncertainties, and assumptions. The registrant undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibits

The following exhibits are included in this Form 6-K:

Exhibit No.	Description	Date filed on SEDAR
99.1	News Release	September 2, 2020
99.2	Material Change Report	September 8, 2020
99.3	Material Documents, Securities Purchase Agreement, August 31, 2020	September 8, 2020
99.4	Cover letter, Adding Recipient Agencies to SEDAR Filings in Connection With the Filing of a Short Form Prospectus	September 8, 2020
99.5	Documents Incorporated by Reference, Not Previously Filed: Amended and Restated Credit Agreement, Bridging Finance Inc.	September 10, 2020
99.6	Documents Incorporated by Reference, Not Previously Filed: Distribution Agreement, dated August 11, 2020, Avicanna Inc,	September 10, 2020
99.7	Documents Incorporated by Reference, Not Previously Filed: Acquisition Agreement, NewCo	September 10, 2020
99.8	News Release	September 14, 2020
99.9	Material change report	September 15, 2020
99.10	Amended and restated condensed interim consolidated financial statements for the three and six month periods ended June 30, 2020 and June 30, 2019, September 17, 2020	September 17, 2020
99.11	Amended and restated Management’s Discussion and Analysis for the three and six month periods ended June 30, 2020 and June 30, 2019, September 17, 2020	September 17, 2020
99.12	Certification, CEO	September 17, 2020
99.13	Certification, CFO	September 17, 2020
99.14	News Release	September 17, 2020
99.15	Auditors’ consent letter, Manning Elliot	September 18, 2020
99.16	Auditors’ consent letter, Smythe	September 18, 2020
99.17	Consent letter of issuer’s legal counsel, Gowling WLG (CANADA) LLP	September 18, 2020
99.18	Consent letter of underwriter’s legal counsel, Borden Ladner Gervais	September 18, 2020
99.19	Decision Document, Prospectus Receipt	September 18, 2020
99.20	Final short form prospectus	September 18, 2020
99.21	Underwriting or agency agreement	September 18, 2020
99.22	News Release	September 24, 2020
99.23	Material change report	September 30, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	/s/ Theo van der Linde
Theo van der Linde
Chief Financial Officer
Date: December 11, 2020

99.1Amended and restated condensed interim consolidated financial statements for the three and six month periods ended June 30, 2020 and June 30, 2019

99.2Amended and restated Management’s Discussion and Analysis for the three and six month periods ended June 30, 2020 and June 30, 2019

99.3CEO Certification

99.4CFO Certification